

APACHE CORPORATION

2002 Summary Annual Report

Apache Corporate Profile

Established in 1954 with $250,000 of investor capital, Apache Corporation today is one of the world's top independent oil and gas exploration and production companies, with $9.5 billion in assets. Apache's U.S. operations are focused in some of the nation's most important producing basins, including the Outer Continental Shelf of the Gulf of Mexico, the Anadarko Basin of Oklahoma, the Permian Basin of West Texas and New Mexico, the Texas-Louisiana Gulf Coast and East Texas. In Canada, Apache is active in British Columbia, Alberta, Saskatchewan and Northwest Territories. The company also has exploration and production operations in the Carnarvon Basin offshore Western Australia, Egypt's Western Desert and offshore in the Mediterranean, as well as operations in China, Argentina and Poland.

Making a difference

Apache urges all who share its commitment to education to support the Fund for Teachers, a program to recognize and encourage kindergarten-through-12th-grade teachers through grants for summer travel, and the Ucross Foundation, which provides artist-in-residence programs, meeting facilities for consensus-building and a model of land stewardship integrated with an open-space initiative in Wyoming. For more information or to make a contribution, please contact: Fund for Teachers, Karen Kovach Webb, Executive Director, 2000 Post Oak Boulevard, Suite 100, Houston, Texas, 77056, or by e-mail at Smiles.FundForTeachers@apachecorp.com; or Ucross Foundation, Elizabeth Guheen, President, 30 Big Red Lane, Clearmont, Wyoming, 82835, or by e-mail at ucross@wyoming.com.



Cover Photo

In January 2003, Apache announced an agreement to acquire BP's 96 percent interest in the Forties field, the largest field ever discovered in the United Kingdom sector of the North Sea. Apache plans to use the Forties field as a platform for growth through drilling and acquisitions in the North Sea.

Performance Highlights

(Dollars in millions, except per-share data)	For the year ended December 31,		
	2002	2001	2000
Financial Highlights			
Revenues	**$ 2,559.9**	$ 2,809.4	$ 2,302.0
Income attributable to common stock	**543.5**	703.8	693.1
Diluted net income per common share	**3.60**	4.73	4.91
Cash provided by operating activities:			
Cash provided before changes in working capital and other adjustments	**$ 1,543.2**	$ 1,857.3	$ 1,667.3
Changes in working capital and other adjustments	**(162.5)**	47.7	(149.9)
Net cash provided by operating activities	**$ 1,380.7**	$ 1,905.0	$ 1,517.4
Total assets	**$ 9,459.9**	$ 8,933.7	$ 7,482.0
Long-term debt	**2,158.8**	2,244.4	2,193.3
Shareholders' equity	**4,924.3**	4,418.5	3,754.6
Cash dividends paid per common share	**.38**	.24	.24
Operational Highlights			
Oil and gas capital expenditures (excluding capitalized interest)	**$ 1,246.9**	$ 2,595.7	$ 2,348.0
Natural gas production (MMcf/d)	**1,080.4**	1,127.3	830.5
Oil and condensate production (Mbbls/d)	**161.4**	156.3	121.8
Proved reserves (MMboe)	**1,312.5**	1,266.9	1,086.4

Per-share results have been adjusted to reflect the 5 percent and 10 percent common stock dividends declared in 2002 and 2001, respectively.

Contents

Abbreviations

Mcf	Thousand cubic feet (of gas)
MMBtu	Million British thermal units
MMcf	Million cubic feet
MMcf/d	Million cubic feet per day
Bcf	Billion cubic feet
Bcfe	Billion cubic feet of gas equivalent
Tcf	Trillion cubic feet
Boe	Barrel of oil equivalent
Mboe	Thousand barrels of oil equivalent
Mboe/d	Thousand barrels of oil equivalent per day
MMboe	Million barrels of oil equivalent
Mbbls	Thousand barrels
Mbbls/d	Thousand barrels per day
MMbbls	Million barrels
NGLs	Natural gas liquids

Six Mcf of gas is the energy equivalent of one barrel of oil.

Apache Records Strong Results

Earnings ($ millions)



800
700
600
500
400
300
200
100
0
-100
-200
98
99
00
01
02

Assets ($ billions)



10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
98
99
00
01
02

Net Cash Provided By Operating Activities ($ millions)



2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
98
99
00
01
02

Proved Reserves (MMboe)



1,400
1,200
1,000
800
600
400
200
0
98
99
00
01
02
Gas
Liquid Hydrocarbons

Annual Production (MMboe)



140
120
100
80
60
40
20
0
98
99
00
01
02
Gas
Liquid Hydrocarbons

Capitalization ($ billions)



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
98
99
00
01
02
Debt
Equity

Debt-to-Capitalization Ratio

Using a strict definition to calculate debt as a percentage of capitalization, Apache's ratio dropped to 30 percent at year-end 2002 from 34 percent a year earlier. However, the traditional measurement ignores two important considerations particular to Apache's situation. Our balance sheet includes preferred interests of subsidiaries ($437 million and $441 million at Dec. 31, 2002, and 2001, respectively) which, although not debt, are redeemable under certain circumstances and, in our opinion, should be included in the calculation. We also occasionally have short-term investments and cash balances ($52 million at Dec. 31, 2002; $139 million at Dec. 31, 2001, and $26 million at Dec. 31, 1992), which are available to pay down debt and, in our opinion, should be subtracted from debt. Allowing for both of these factors, Apache's adjusted debt-to-capitalization ratio was 34 percent at year-end – higher than the traditional formula, but below the comparable 37 percent ratio at the end of 2001.

Fellow Shareholders

Chapter 2002 was a very satisfactory year of growth and progress in our mission to build Apache incrementally to last. Despite low commodity prices as the year began, we finished 2002 with strong results, the third best on a per-share basis over our 48-year history.

Earnings of $543.5 million, or $3.60 per diluted common share, after stock dividends, were gratifying.

We recorded our 17th consecutive year of reserve growth, ending with 1.3 billion barrels of oil equivalent. Although we ended 2002 with stronger production than earlier in the year – which bodes well for 2003 – we broke the chain of 24 years of consecutive production growth. Even with reduced capital spending in the first half of the year and two late-season hurricanes in the Gulf of Mexico, a major Apache production area, the company's production averaged 341,500 barrels of oil equivalent per day, down less than 1 percent from 2001.

Oil and gas producing companies have differing time horizons for their strategies. Apache pursues a long-term strategy of incremental growth rather than focusing solely on shorter-term, quarter-to-quarter considerations. Our course has proven to be shareholder friendly. Although the broader stock market declined for a third consecutive year, Apache's shares climbed 14 percent during 2002. The Standard & Poor's 500, an index of large-cap stock performance, declined 23 percent.

Behind the share-price gain are the fundamentals of the last decade at Apache – clearly the record of a growth company:

- Revenues rose from $490 million to $2.6 billion in 2002;
- Net cash provided by operating activities climbed from $256 million to $1.4 billion;
- Reserves increased from 291 million boe at year-end 1992 to 1.3 billion boe, and reserve life increased from 8.1 years to 10.5 years;
- Debt declined from 47 percent of total capitalization at year-end 1992 to 34 percent at year-end 2002. Apache is the only publicly traded U.S. independent with across-the-board "Single-A" ratings from the three recognized rating agencies;
- Apache's share price, adjusted for stock dividends, climbed from $17.05 at year-end 1992 to $56.99 at year-end 2002.

Driving Apache's performance is the growing experience, competence and performance of Apache's personnel, their sense of urgency and can-do attitude across the company, and our portfolio of regions across the world.

The caliber of Apache's team, from the field to the engineers and geoscientists to the corporate staff, is recognized throughout the industry; Apache was named the top company in our sector in *Fortune* magazine's rankings of America's most admired companies.

Energy is a very large business – the world's largest. Why is that important to us as fellow shareowners? It means lots of room for continuing growth operationally, financially and in terms of share price.

U.S. Central Region



1997 Proved Reserves: 239.9 MMboe	2002 Proved Reserves: 354.4 MMboe



1997 Production: 62,900 Boe/day



2002 Production: 55,225 Boe/day

The Central Region, an Apache cornerstone, comprises holdings *in some of the most significant U.S. oil and gas producing basins* – about 2 million acres spread across East Texas, the Permian Basin of West Texas and New Mexico and the Anadarko Basin of Oklahoma. In 2002, Apache's Permian Basin and Midcontinent operations were combined to form the Central Region.

Lower drilling costs in the second half of 2002 enabled Apache to complete more wells as stronger commodity prices improved margins. In 2002, Apache completed 127 of 138 wells in the Central Region.

In 2002, the region produced 193 MMcf of gas, 17,572 barrels of oil and 5,450 barrels of NGLs per day.

One of several bright spots in the region is the Loper area in *Freestone County, East Texas, where Apache drilled five of the six* largest discoveries in the county in 2002. All told, Apache's East Texas gross production rose to 30 MMcf of gas per day from 7 MMcf per day last year. In 2003, Apache launched its exploration program in the Union Ridge area in Upshur County, where the company holds 5,300 net acres near some large gas accumulations.

Nearly 25 years after Apache drilled its first deep Red Fork completion in western Oklahoma, the company is tapping new reserves in the deep, complex channel systems that define the Cherokee focus area. *Apache drilled 18 Cherokee wells in 2002 and plans to* drill 61 in 2003.

In the Permian Basin, Apache is a leader in exploiting mature oil fields through infill drilling, improved waterfloods and other techniques.

The Brahaney Unit consists of 90 wells producing from the San Andres formation at a depth of 5,400 feet. The field was discovered by Skelly Oil Company nearly 60 years ago. Since becoming operator in July 2000, Apache has completed 25 new wells, increasing production from an average of 680 barrels per day to 1,500 barrels per day – the highest rate in the field in more than 15 years.

Strategy

Steve Farris and I would like to share a closer look at our strategies, which are consistent over time while enabling us to adapt as we monitor and interpret signals, seek to anticipate developments, and act upon our convictions.

The foundation of Apache's strategy is a portfolio approach that was developed to provide diversity in terms of hydrocarbon product and geologic and geographic risks. In each of our core producing areas, we have built teams that have the technical knowledge, sense of urgency and drive to wring more value from Apache's assets. Building our local expertise also provides a platform to compete and expand in our core areas through operations and acquisitions.

Although we report to you quarterly and annually as we grow, a year's measurements obviously represent the outcome of strategies begun earlier and continuing over longer periods.

During 2001, a period of relatively high commodity prices, the cost of oilfield services – including drilling, materials, contracted geophysical surveys, etc. – rose rapidly, foreshadowing less profitable outcomes for those who both chased and drove rising costs.

A second factor of major importance to Apache and our nation was our early realization that overwhelming avarice was being pursued at points in the energy chain to the detriment of consumers and producers while at the same time eroding the long-term constructive role for natural gas as a clean and reliable energy source.

Apache had no desire to ignore these threats or to turn the other cheek. Rather, a number of Apaches have played leadership roles in identifying the magnitude of the problem and specific culprits, as well as offering solutions. Fortunately, the media and Congress have begun to comprehend, and changes – hopefully for the benefit of producers and consumers alike – are being developed and implemented.



Apache drilled five of the six largest wells in Freestone County, East Texas, in 2002.



Apache became the fourth largest producer on the Outer Continental Shelf of the Gulf of Mexico in 2003.

U.S. Gulf Coast Region



1997 Proved Reserves: 116.5 MMboe	2002 Proved Reserves: 276.3 MMboe



1997 Production: 61,500 Boe/day	2002 Production: 88,359 Boe/day

Significant acquisitions at the end of 2002 and in early 2003 set the stage for a new round of growth in Apache's Gulf Coast Region.

The December 2002 acquisition of producing properties onshore South Louisiana added 178 Bcfe of proved reserves and 10 percent to Apache's U.S. natural gas production. The purchase of offshore fields with proved reserves of 72.2 MMboe from BP, closed in March 2003, adds substantial production and enhances Apache's inventory of drilling opportunities on the Outer Continental Shelf of the Gulf of Mexico. Combined, estimated production from the two acquisitions will substantially increase the region's 2002 gas output and make the Gulf Coast Apache's largest producing region.

Apache is planning an active 2003 drilling program to take advantage of declining drilling costs at a time of near-record crude oil and natural gas prices. With high initial production rates from Outer Continental Shelf wells, the region is an especially strong cash generator during the high-price segment of the commodity price cycle.

In 2002, the region completed 41 of 56 wells drilled and added 17.2 million boe of proved reserves. The region produced approximately 310 MMcf of gas and 36,678 barrels of liquid hydrocarbons per day during 2002 – about one fourth of Apache's total production. Apache's restructuring of U.S. operations during 2002 brought the offshore team together with the onshore Gulf Coast team; the region is headquartered in Houston.

With the BP acquisition, Apache became the second largest acreage holder and fourth largest producer in waters to 1,200 feet deep. Excellent 3-D seismic coverage – about 21,000 square miles in the Gulf – provides Apache's technical teams with the data needed to identify prospects to yield new production.

Drilling at Apache-operated South Timbalier 295 resulted in five successful wells with initial rates totaling 2,700 barrels of oil and 15 MMcf of gas per day.

At the Grand Isle 43 complex, five successful wells were brought on production at initial rates totaling 3,000 barrels of oil and 20 MMcf of gas per day. Apache has a 37.5 percent working interest in the non-operated Grand Isle complex.

Onshore, the South Louisiana acquisition will provide significant drilling opportunities from 234,000 net acres (366 square miles) and access to 849 square miles of 3-D seismic data covering the relatively contiguous acreage position.

The combination of peaking service costs and foul play, particularly by speculative energy merchant-traders, caused Apache to cut our drilling activity drastically beginning in the fourth quarter of 2001, to cash out our hedges for proceeds of approximately $62 million, and to step up our surveillance of the creditworthiness of marketer-traders and other counterparties.

While the two forces were the causes of capital expenditure reductions, the effect manifested itself constructively in a lower debt-to-capitalization ratio, as well as reduced costs of drilling as companies lowered prices to compete for our business.

We exited 2002 at a level of activity which should more than replace the depletion of our North American reserves. We are now well prepared to augment our portfolio through the purchase of properties from the major integrated companies as they resume asset dispositions.

Years ago, Apache established internal guidelines for the purchase of productive assets; our strategies flew in the face of convention and the interests of the capital markets folks whose profits are driven by transactional activity. Our goal: Apache aspires to become one of relatively few preferred purchasers of assets, able to analyze, act quickly and pay fair prices. This enables us to grow while avoiding acquisitions of corporate structures. Acquiring companies often requires integrating corporate cultures with exacerbated egos, incentive schemes that include massive option awards, and cumbersome and costly contractual arrangements for senior management that are designed to encourage one-time seller killings. These arrangements are adverse to the interests of investors versus equity traders.



The Ladyfern area in Northeast British Columbia is a prolific producer for Apache.

Canada



1997 Proved Reserves: 66 MMboe | 2002 Proved Reserves: 386.8 MMboe



1997 Production: 17,100 Boe/day | 2002 Production: 81,867 Boe/day

Canada continues to be an important growth component for Apache, with the region achieving record production in 2002. Strong drilling results in the second half brought Canadian production to approximately 90,000 boe per day at year-end.

After establishing a base with the DEKALB acquisition in 1994, three rapid-fire acquisitions culminating with the Fletcher Challenge transaction in early 2001 moved Apache into the top 20 producers in Canada. Apache's Canadian portfolio includes exploration upside, exploitation and waterflood opportunities and a long reserve life. We also control important infrastructure, including the Zama facilities.

With successful drilling programs at Hatton, Zama and Provost, Apache completed 799 of 836 wells drilled in Canada in 2002. An ambitious infill program at Hatton resulted in 599 completions that increased production at the field in Saskatchewan by 24 MMcf per day.

The Ladyfern area continues to be a prolific producer, with Apache's net production at 60 MMcf per day in the fourth quarter. Because of advantageous geologic position, Apache and its partner Murphy currently produce 62 percent of the total gas produced from Ladyfern, up from 53 percent in June of 2002. Apache drilled two successful wells at Ladyfern in the first quarter of 2003. One well, the D-83-H, was flowing 28 MMcf per day; the second well had not been tested at press time.

During 2002, Apache produced 26,975 barrels of liquid hydrocarbons and 329 MMcf of gas per day in Canada.

Starting with the winter drilling season, Apache initiated an aggressive 2003 drilling program that includes wildcats at Zama, Keg River, Slave Point and the Arctic as well as additional development drilling at Hatton and Provost and a waterflood project at Zama.

A constructive example is Apache's recent agreement to purchase assets from a major company – BP – which has shifted its focus to arenas of opportunity with larger potential reserves and production rates.

We must continue to manage and control our own costs. We have repeatedly demonstrated our competency in that area to ourselves, to sophisticated sellers of assets, and, it is hoped, increasingly to present and prospective shareowners.

Exploration

You may find it interesting that our capital expenditure reductions in the first half of 2002 were selective, both by region and by type of drilling. Rather than curtail exploration drilling, we increased exploration in Egypt, Australia and some areas of Canada.

We should be able to build upon our 2002 exploration successes in Canada and particularly in Egypt, where we successfully found natural gas in our initial four deepwater exploration wells in the Mediterranean Sea, along with an accompanying high ratio of discoveries across our concessions and massive acreage position in the Western Desert.

Egypt is important to the point where a further update is warranted, with the focus on objectives, opportunities and risks. Present objectives are also a function of our relatively brief, seven-year history there. With Egyptian cooperation, during this time we have been able to grow – in financial yardsticks – a company the equivalent of Apache's still-modest size back in 1994.

We have demonstrated to ourselves, to others in the industry, and to the Egyptians that we have the ability to develop reserves and production in the Western Desert in quantities that far exceed conventional wisdom.

Egypt



1997 Proved Reserves: 78.7 MMboe	2002 Proved Reserves: 136.6 MMboe



1997 Production: 19,500 Boe/day	2002 Production: 64,215 Boe/day

Apache achieved several milestones in Egypt during 2002, including the company's first deepwater discoveries and first production from three concessions. Successful drilling and recompletion activities fueled a 12 percent increase in oil production, to 43,772 barrels per day, and a 28 percent increase in gas production, to 123 MMcf per day. The 2002 results also reflect a full-year of the Repsol acquisition, which closed in March 2001.

Apache is the largest leaseholder and the most active driller in the Western Desert.

Apache's four discoveries in the deepwater segment of the West Mediterranean Concession extended the Nile Delta play to the west. With our partners, RWE Dea AG and BP Egypt Company, we believe we have identified substantial commercial quantities of natural gas reserves and are in discussions with Egyptian authorities on a plan to deliver the gas into the Egyptian market.

Apache completed 45 of 55 onshore wells for an 82 percent success rate, including a total of six new-field discoveries in the South Umbarka, Ras El Hekma, Khalda and East Bahariya concessions.

The Ozoris 1X new-field discovery in the Khalda Concession was drilled nine miles from the nearest field in the 2-million-acre concession. The well test-flowed 2,504 barrels of oil and 750 Mcf of gas per day. Another Khalda new-field discovery, the Selkit 1X, tested 5,103 barrels of oil per day and opened a new play in the Kharita sands.

In early 2003, Apache's Emerald 2X successfully appraised the December 2002 Emerald 1X discovery on the Ras El Hekma concession, which tested 4,285 barrels of condensate and 16.9 MMcf of gas per day. Apache's 3-D seismic indicated significant development potential.

At South Umbarka, gross oil and condensate production increased 283 percent to 9,650 barrels per day while gross production at the Umbarka Concession rose 458 percent to 7,127 barrels per day. Apache initiated production at Ras Kanayas, Matruh and Northeast Abu Gharadig concessions.

In 2003, Apache's preliminary plans include drilling more than 100 wells, including wildcat wells on eight concessions.

Today, Apache is Egypt's largest U.S. investor, and we believe that our continued exploration success constitutes an important platform for Egypt's development as well as for building shareholder value.

We believe in the applicability of the old tune, "We've Only Just Begun," in the desert and in the deepwater.

Since very active exploration, appraisal and developmental programs are in process, future reports will cover that activity as it ensues.

We would update you on our deepwater and gas marketing strategies as a work in progress. We believe the odds favor our having met the goal of 3 trillion cubic feet of potential reserves necessary to negotiate a sales agreement to deliver gas into the existing Western Desert pipeline and the Egyptian grid and to size our offshore facilities to deliver 250 MMcf to 500 MMcf of gas per day for growing Egyptian consumption. Apache, Egypt, and RWE Dea AG (our large German partner) are of like mind on this strategy, versus gas dedicated to a liquefied natural gas (LNG) project. Gas sold for LNG receives a lower price to meet world LNG prices while absorbing greater capital and tanker transportation costs.

Apache owns a 55 percent contractor interest in the deepwater portion of the West Mediterranean Concession. RWE Dea has a 35 percent interest and BP Egypt Company holds the remaining 10 percent.

We have completed the preliminary evaluation of our fifth deepwater well and at this point plan to defer further deepwater exploration until the present marketing phase is completed. It may be obvious that while we have a number of strong deepwater prospects with reduced dry-hole risk than we accepted at the outset, the time-value of money suggests that added exploration costs be limited for the present.

As this is written, the fifth well, the Abu Sir 2X, has successfully appraised gas from the Pliocene section common to each of the four discoveries. In the deeper exploratory section of the well, we encountered a bedded



The Sedco Express drilled Apache's first deepwater discovery on Egypt's West Mediterranean Concession.



The Varanus Island processing and transportation hub is an important strategic asset for Apache in Western Australia.

Australia



1997 Proved Reserves: 80 MMboe | 2002 Proved Reserves: 145.2 MMboe



1997 Production: 8,733 Boe/day | 2002 Production: 49,995 Boe/day

Exploration success in the Flag Sandstone formation in the Harriet Joint Venture near Varanus Island highlighted Apache's drilling program in Australia in 2002.

Seven discoveries and a 29 percent increase in oil production propelled the region to record production of 49,995 boe per day.

The Flag Sandstone drilling program illustrates Apache's strategic advantages in the Carnarvon Basin of Northwest Australia: Apache is the operator of the Harriet Joint Venture with a 68.5 percent interest and controls the processing and transportation facilities at Varanus Island. The Flag discoveries, all in close proximity to Varanus, can be brought on production quickly and economically.

The Double Island, Victoria, Pedirka and Little Sandy discoveries were drilled in the first quarter and brought on production in late 2002 and early 2003 at a combined average rate of 18,000 barrels of oil per day. Other Flag wells – including the Gibson, South Plato and South Simpson oil wells and the Endymion gas well – also commenced production in 2002.

The Harriet Joint Venture also finalized a contract to supply more than 600 Bcf of natural gas over 25 years to the Burrup Fertilisers plant to be built in Western Australia. The new plant, which will have a capacity of 2,200 tons of liquid ammonia per day, will use 73 MMcf of gas per day beginning in July 2005.

Apache took several steps to open up new avenues of growth during 2002, adding 2 million acres to Apache's holdings. We were the successful bidder on two exploration permits in the Carnarvon Basin and farmed into three blocks in the Perth Basin.

anhydrite and salt sheet overlaying the objective Miocene section. After drilling through the salt layer, we encountered a number of sands and sand stringers with indications of gas. Encouraged by what we'd seen so far, we elected to drill deeper. While drilling approximately 1,500 feet below the planned total depth of 11,700 feet, we took a high-pressure gas kick in the Oligocene. Safety and environmental concerns related to our well-control efforts ultimately required us to abandon the lower portion (Oligo-Miocene) of the borehole while preserving the high-quality uphole Pliocene section as a future take point. Limited logging-while-drilling and mud-log data from the Oligo-Miocene section indicated the presence of hydrocarbons with no apparent water.

As we move forward in development of the Abu Sir Pliocene structures, we intend to design and drill the next appraisal well in a structural setting and in such a way as to prudently and safely evaluate the potential of the deeper section.

Finding hydrocarbons in the deeper zones in each of our last two tests is encouraging at this point of exploration because it signals tremendous potential for our deepwater drilling prospects.

We are also drilling an important offshore shallow-water well seeking oil in which Apache's interest is 65 percent and our partner RWE Dea's interest is 35 percent. This well, if productive, will not bear on our deepwater plans.

In Australia, we made a number of shallow-water, high-deliverability, profitable, but small, oil discoveries during 2002. While several of these recovered their capital costs in weeks to months, they lack the reserve size to overcome rapid depletion. As we drill more of these small prospects in 2003 and, no doubt, in 2004, we will direct added focus and capital to higher-risk, higher-long-term-reward prospects.

North Sea

Our entrance into the North Sea via the Forties field, along with a significant further purchase in the Gulf of Mexico, announced in early 2003, are important developments for shareholders and industry alike. We are delighted with BP's cooperation, their helpfulness with British authorities and the United Kingdom government's extraordinary



2003 and beyond


North Sea
China

2002 Production: 341,500 Boe/day   2003 Estimated Production*

*Estimated impact of acquisitions and China development in 2003.

welcome of Apache to the North Sea. We have enjoyed excellent cooperation and openness from the quality BP employees joining Apache.

Apache Executive Vice President John Crum, after leading your company's successes in Australia and guiding the Zhao Dong development in China, will move to Aberdeen, Scotland, to head Apache's newest operation.

While we regard the Forties field to be an initial plum as well as a national legend in the UK, our intentions are that this acquisition will mark the beginning of a long-term commitment to a new, valuable core area. We intend to add production above the decline curve while reducing costs and improving our position with additional asset purchases in the area.

The need for transparency and reform

We would comment on the seemingly endless ramifications and nuances in the well-publicized malfeasance of highly placed and overly compensated executives elsewhere in corporate America, many of them fortunately "former." Here, too, political comment abounds, as the pendulum swings from excessive, repulsive behavior to punishment and reform.

Since Apache is among the larger number of companies whose values are stronger than the temptations, perhaps it follows that we be concerned with certain well-intended aspects of Sarbanes-Oxley legislation coupled with the legal interpretations. These sweep past rationality in a few specific areas, exposing companies to potentially counterproductive measures.

We believe in and adhere to high standards for transparency and accuracy in reporting. We don't believe legislative remedies that substitute arbitrary rules for sound judgment are necessary to achieve that goal. Sauce for the goose does not invariably work for the gander.

Apache will launch production in two new international areas in 2003, opening new chapters in the company's record of growth.

North Sea

We expect to enter the North Sea in the second quarter when we close our acquisition of the Forties field, the largest field ever discovered in the UK sector of the North Sea. We are pleased with continuing cooperation from BP (the seller), encouragement from the United Kingdom and a strong team of skilled, experienced employees on both the technical and operational sides.

After producing 2.5 billion barrels of oil, the Forties field still produces approximately 45,000 barrels per day, and will add more than 10 percent to Apache's 2002 production. It will be Apache's largest oil field and the platform for establishing a new core area, which we expect to grow through drilling and additional acquisitions. We plan to start a drilling program, as well as refurbishments, workovers and recompletions, to increase production and reserves beyond the current decline curve.

China

Apache also expects to commence production in the Zhao Dong block in Bohai Bay, China, around midyear 2003, achieving expected peak production of more than 20,000 barrels of oil per day in 2004. Apache is the operator with a 24.5 percent interest in the block. However, Apache's share of production will be approximately 45 percent during the cost-recovery period.

The drilling platform was moved on location in late 2002. The production platform will be installed during the spring of 2003. The two structures – each weighing 6,000 tons – are among the largest platforms ever built in China.

Argentina and Poland

Apache acquired exploration and production assets in Argentina in 2001 with approximately 367,000 net acres and production of approximately 2,000 boe per day. Because of current economic uncertainty, Apache does not presently plan to drill any wells in Argentina in 2003. Our staff is identifying opportunities so we will be positioned for growth when circumstances warrant additional investment.

In 2002, Apache recorded a $20 million pre-tax impairment related to its investments in Poland. At year-end 2002, Apache had $13 million of unproved property costs remaining. Apache is considering various alternatives for maximizing the value of the Poland assets, including sale to a third party.

◀ *Apache will establish a new core area in the United Kingdom sector of the North Sea with its acquisition of the Forties field.*

We have a like concern with respect to the full-cost ceiling test, which we have discussed frequently in shareholder reports. The ceiling test suggests elements of "mark-to-market accounting," under which we must evaluate our reserves country by country, measuring the carrying costs of those assets on our books against their "fair value" based on the prices of crude oil and natural gas at the end of each quarter.

In volatile commodity markets, prices can and do swing widely on a daily basis. In a rising commodity price market, the calculated value of Apache's properties can increase by billions of dollars in a calendar quarter, only to fall back in periods of sharp price declines.

Over the past year, numerous investigations have confirmed that the price indexes used for the ceiling test were based on fraudulently concocted numbers. In other words, we have been compelled to use manipulated and false price signals in the required ceiling-test evaluation, even as consumers and producers alike have been savaged.

News reports have revealed how Enron used "mark-to-market" accounting to bring these swings into its income statement through an E&P subsidiary. We believe others have engaged in similar tactics. Had Apache adopted a similar financial strategy of taking the price increases into income, our profits in instances would have exceeded reported revenues – an absurdity. Accounting standards and our own standards and values prevent Apache from considering such a practice.

Accounting rulemakers have cracked down on some mark-to-market abuses, but they have not proposed changes in the ceiling test.

We want this issue to be resolved now, when evidence of commodity price manipulation is fresh in the minds of the accounting authorities. We are not, at this time, confronting a challenge from low prices. Over time, however, excessively high gas prices are not sustainable, nor are they in the long-term interests of consumers, shareowners or America.

Fortunately, the Federal Energy Regulatory Commission (FERC) is rapidly gaining the insight to deal with price manipulation. We believe the commissioners have a strong commitment and the power to reform the industry rather than regulate it into ineffectiveness or place additional restrictions on North American capital investment.

This topic is of specific major concern to Apache in our North American regions which sell gas into North American consumer markets. Were these transparency problems not being addressed, our response would of necessity tilt our investments more rapidly into other world markets.

Further increases in our U.S. capital expenditures at this time are in part predicated upon anticipated reforms being guided by FERC Chairman Pat Wood. In effect, we are already making very significant capital commitments, both in the purchase of North American assets and increased drilling, based on the premise that progress will continue until there is proper resolution.

Globally, we are in uncharted waters, with immeasurable risks to mankind. From Apache's and our industry's perspective, limited comments are warranted.

Despite economic downturns, the developed nations still enjoy unprecedented affluence at a time when nearly half the world's population subsists on no more than $2 per day. We believe this disparity is the primary driver for widespread unrest, while religious differences are an emotional trigger for terrorism.

Energy – oil and gas – are vital and integral means by which improved standards of living, life expectancy, and hope for happiness encompass all people, supplanting anger, fear and hopelessness.

When Apache participated in our initial discovery in Egypt, President Hosni Mubarak visited and joined in the celebration. At that time, he said, "Oilmen are soldiers fighting in the trenches for the good of mankind." Flowery, yes, but it underscores Apache's role in making a difference, and the bond we share with our shareholders and employees as we aspire to excellence.

Social Responsibility

We have frequently described our focused-portfolio approach to building Apache to last. Developing local expertise and critical mass have enabled us to develop a successful enterprise. We bring the same focus to our efforts to enhance education.

We believe that teachers at the Kindergarten-through-12th-grade-levels can be beacons of light and lifetime learning for impressionable youth. A career teacher can influence for the better the lives of 3,000 children.

The Fund for Teachers was formalized in 2001, after three years of testing, to provide teachers with recognition and the opportunity for self-discovery and enrichment through summer travel.

Summer sabbaticals in 2002 sent 156 teachers on specific learning adventures in many countries, enabling them to return to their classrooms with expanded horizons and new ways to inspire their pupils. The smiles on these teachers' faces and the recognition from their peers have proven infectious among the students, our ultimate targets.

Since 1998, grants have been awarded primarily to public school teachers in Minneapolis, St. Paul, Denver, Oakland, Tulsa and Houston. We would compare the thrill communicated to us and their students with the thrill of a discovery in Egypt or the anticipation of operating the Forties field in the North Sea.

This year, the program will expand to teachers at 67 public schools in New York City. Our 2003 goal is to enable the first 100 New York teachers to design and experience their own summer programs, along with nearly 200 other educators from across the nation.

Raymond Plank's financial support of teachers began in the 1980s. Since he started funding sabbaticals in 1996, he has contributed more than $3 million. Apache helped establish the Fund for Teachers with a $1 million grant in 2001 and subsequently donated royalty interests which generated approximately $200,000 in 2002. Apache employees have contributed $43,000 to the program.

Apache's companion commitment is the Ucross Foundation, a 22,000-acre working cattle ranch in Wyoming's Powder River Basin that was established with a threefold mission: a residency program providing uninterrupted time and space in which to nurture the creative spirit for selected artists and writers; meeting facilities for consensus-building; and a model of land stewardship integrated with an open-space initiative in Wyoming. The foundation accepted its first residents in 1983 and is an internationally known working retreat for over 60 artists and writers annually, hosting painters, poets, sculptors, writers, photographers, filmmakers and others from across the United States and around the world. More than 1,600 artists have been able to expand their potential at Ucross.

Today, Ucross also serves as a forum for research regarding the impact of coalbed methane development on the basin's water resources.

Though, as always, there are uncertainties on the horizon, Apache is off to a strong start in 2003, with many targeted opportunities to enhance shareholder well-being. In this, our 49th year, your company will continue to place values ahead of temptation.

G. Steven Farris
President, Chief Executive Officer
and Chief Operating Officer

Raymond Plank
Chairman of the Board

Board of Directors

Frederick M. Bohen [3][5]
Acting Executive Vice President and Chief Operating Officer, The Rockefeller University

G. Steven Farris [1]
President, Chief Executive Officer and Chief Operating Officer, Apache Corporation

Randolph M. Ferlic, M.D. [1][2]
Founder and Former President, Surgical Services of the Great Plains, P.C.

Eugene C. Fiedorek [2]
Private Investor; Former Managing Director, EnCap Investments L.C.

A. D. Frazier, Jr. [3][5]
President and Chief Executive Officer, Caremark Rx, Inc.

Patricia Albjerg Graham [4]
Charles Warren Research Professor of the History of American Education, Harvard University

John A. Kocur [1][3]
Attorney at Law; Former Vice Chairman of the Board, Apache Corporation

George D. Lawrence [1][3]
Private Investor; Former Chief Executive Officer, The Phoenix Resource Companies, Inc.

F. H. Merelli [1][2]
Chairman of the Board, Chief Executive Officer and President, Cimarex Energy Company (formerly Key Production Company, Inc.)

Rodman D. Patton [2]
Former Managing Director, Merrill Lynch Energy Group

Charles J. Pitman [4]
Former Regional President – Middle East/Caspian/Egypt/India, BP Amoco plc, and Sole Member, Shaker Mountain Energy Associates, LLC

Raymond Plank [1]
Chairman of the Board, Apache Corporation

Jay A. Precourt [4]
Chairman of the Board and Chief Executive Officer, Scissor Tail Energy, LLC, Chairman of the Board, Hermes Consolidated, Inc.

(1) Executive Committee
(2) Audit Committee
(3) Management Development & Compensation Committee
(4) Nominating Committee
(5) Stock Option Plan Committee

Corporate Officers

Raymond Plank
Chairman of the Board

G. Steven Farris
President, Chief Executive Officer and Chief Operating Officer

Michael S. Bahorich
Executive Vice President – Exploration and Production Technology

John A. Crum
Executive Vice President – Eurasia and New Ventures

Rodney J. Eichler
Executive Vice President
General Manager – Egypt

Roger B. Plank
Executive Vice President and Chief Financial Officer

Floyd R. Price
Executive Vice President
President, Apache Canada Ltd.

Lisa A. Stewart
Executive Vice President – Business Development and E&P Services

Jon A. Jeppesen
Senior Vice President
Gulf Coast Region

Jeffrey M. Bender
Vice President – Human Resources

Michael J. Benson
Vice President – Security

Thomas P. Chambers
Vice President – Corporate Planning

Matthew W. Dundrea
Vice President and Treasurer

Robert J. Dye
Vice President – Investor Relations

Eric L. Harry
Vice President and Associate General Counsel

P. Anthony Lannie
Vice President and General Counsel

Anthony R. Lentini, Jr.
Vice President – Public and International Affairs

Janine J. McArdle
Vice President – Oil and Gas Marketing

Thomas L. Mitchell
Vice President and Controller

Jon W. Sauer
Vice President – Tax

Cheri L. Peper
Corporate Secretary

Regional Officers

James K. Bass
Regional Vice President and Managing Director – Australia

Robert V. Johnston II
Regional Vice President – Central Region Exploration

Statement of Consolidated Operations

(In thousands, except per-common-share data)	For the year ended December 31, 2002	2001	2000
REVENUES			
Oil and gas production revenues	**$ 2,559,748**	$ 2,822,959	$ 2,308,833
Other revenues (losses)	**125**	(13,568)	(6,855)
	2,559,873	2,809,391	2,301,978
OPERATING EXPENSES			
Depreciation, depletion and amortization	**843,879**	820,831	583,546
International impairments	**19,600**	65,000	–
Lease operating costs	**462,124**	404,814	253,709
Gathering and transportation costs	**38,567**	34,584	19,616
Severance and other taxes	**63,088**	69,827	59,173
General and administrative	**104,588**	88,710	75,615
Financing costs:			
Interest expense	**155,667**	178,915	168,121
Amortization of deferred loan costs	**1,859**	2,460	2,726
Capitalized interest	**(40,691)**	(56,749)	(62,000)
Interest income	**(4,002)**	(5,864)	(2,209)
	1,644,679	1,602,528	1,098,297
PREFERRED INTERESTS OF SUBSIDIARIES	**16,224**	7,609	–
INCOME BEFORE INCOME TAXES	**898,970**	1,199,254	1,203,681
Provision for income taxes	**344,641**	475,855	483,086
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	**554,329**	723,399	720,595
Cumulative effect of change in accounting principle, net of income tax	**–**	–	(7,539)
NET INCOME	**554,329**	723,399	713,056
Preferred stock dividends	**10,815**	19,601	19,988
INCOME ATTRIBUTABLE TO COMMON STOCK	**$ 543,514**	$ 703,798	$ 693,068
BASIC NET INCOME PER COMMON SHARE			
Before change in accounting principle	**$ 3.66**	$ 4.89	$ 5.14
Cumulative effect of change in accounting principle	**–**	–	(.05)
	$ 3.66	$ 4.89	$ 5.09
DILUTED NET INCOME PER COMMON SHARE			
Before change in accounting principle	**$ 3.60**	$ 4.73	$ 4.96
Cumulative effect of change in accounting principle	**–**	–	(.05)
	$ 3.60	$ 4.73	$ 4.91

Statement of Consolidated Cash Flows

(In thousands)	For the year ended December 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 554,329**	$ 723,399	$ 713,056
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	**843,879**	820,831	583,546
Provision for deferred income taxes	**137,672**	305,214	350,703
Amortization of deferred loan costs	**1,859**	2,460	2,726
International impairments	**19,600**	65,000	–
Amortization of inherited derivatives	**(23,693)**	(70,028)	–
Cumulative effect of change in accounting principle, net of income tax	**–**	–	7,539
Other	**9,531**	10,469	9,719
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in receivables	**(122,830)**	199,160	(253,721)
(Increase) decrease in advances to oil and gas ventures and other	**(26,116)**	(14,474)	(6,167)
(Increase) decrease in product inventory	**717**	(3,005)	722
(Increase) decrease in deferred charges and other	**496**	(922)	5,967
Increase (decrease) in payables	**32,219**	(143,969)	111,841
Increase (decrease) in accrued expenses	**(16,595)**	10,065	33,263
Increase (decrease) in advances from gas purchasers	**(14,574)**	(13,079)	(27,850)
Increase (decrease) in deferred credits and noncurrent liabilities	**(15,776)**	13,879	(13,976)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**1,380,718**	1,905,000	1,517,368
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to property and equipment	**(1,037,368)**	(1,528,984)	(955,576)
Acquisition of Louisiana properties	**(258,885)**	–	–
Acquisition of Fletcher subsidiaries, net of cash acquired	**–**	(465,018)	–
Acquisition of Repsol properties, net of cash acquired	**–**	(446,933)	(118,678)
Acquisition of Phillips properties	**–**	–	(490,250)
Acquisition of Occidental properties	**(11,000)**	(11,000)	(321,206)
Acquisition of Collins & Ware properties	**–**	–	(320,682)
Proceeds from sales of oil and gas properties, net	**7,043**	348,296	26,271
Proceeds from (purchase of) short-term investments, net	**101,723**	(103,863)	–
Other, net	**(37,520)**	(76,835)	(36,875)
NET CASH USED IN INVESTING ACTIVITIES	**(1,236,007)**	(2,284,337)	(2,216,996)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Long-term borrowings	**1,467,929**	2,759,740	1,125,981
Payments on long-term debt	**(1,553,471)**	(2,733,641)	(793,531)
Dividends paid	**(68,879)**	(54,492)	(52,945)
Preferred stock activity, net	**–**	–	(2,613)
Common stock activity, net	**30,708**	10,205	465,306
Treasury stock activity, net	**1,991**	(42,959)	(17,730)
Cost of debt and equity transactions	**(6,728)**	(1,718)	(838)
Proceeds from preferred interests of subsidiaries, net of issuance costs	**–**	440,654	–
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(128,450)**	377,789	723,630
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**16,261**	(1,548)	24,002
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**35,625**	37,173	13,171
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 51,886**	$ 35,625	$ 37,173

Consolidated Balance Sheet

(In thousands, except share information)	December 31, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 51,886**	$ 35,625
Receivables	**527,687**	404,793
Inventories	**109,204**	102,536
Drilling advances	**45,298**	26,438
Prepaid assets and other	**32,706**	25,407
Short-term investments	**-**	102,950
	766,781	697,749
PROPERTY AND EQUIPMENT:		
Oil and gas, on the basis of full-cost accounting:		
Proved properties	**12,827,459**	11,390,692
Unproved properties and properties under development, not being amortized	**656,272**	839,921
Gas gathering, transmission and processing facilities	**784,271**	748,675
Other	**194,685**	168,915
	14,462,687	13,148,203
Less: Accumulated depreciation, depletion and amortization	**(5,997,102)**	(5,135,131)
	8,465,585	8,013,072
OTHER ASSETS:		
Goodwill, net	**189,252**	188,812
Deferred charges and other	**38,233**	34,023
	$ 9,459,851	$ 8,933,656
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 214,288**	$ 179,778
Accrued operating expense	**47,382**	50,584
Accrued exploration and development	**146,871**	175,943
Accrued compensation and benefits	**32,680**	30,947
Accrued interest	**30,880**	28,592
Accrued income taxes	**44,256**	40,030
Other	**15,878**	16,584
	532,235	522,458
LONG-TERM DEBT	**2,158,815**	2,244,357
DEFERRED CREDITS AND OTHER NONCURRENT LIABILITIES:		
Income taxes	**1,120,609**	991,723
Advances from gas purchasers	**125,453**	140,027
Oil and gas derivative instruments	**3,507**	-
Other	**158,326**	175,925
	1,407,895	1,307,675
PREFERRED INTERESTS OF SUBSIDIARIES	**436,626**	440,683
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value, 5,000,000 shares authorized –		
Series B, 5.68% Cumulative Preferred Stock, 100,000 shares issued and outstanding	**98,387**	98,387
Series C, 6.5% Conversion Preferred Stock, 138,482 shares issued and outstanding for 2001	**-**	208,207
Common stock, $1.25 par, 215,000,000 shares authorized, 155,464,540 and 148,230,383 shares issued, respectively	**194,331**	185,288
Paid-in capital	**3,427,450**	2,803,825
Retained earnings	**1,427,607**	1,336,478
Treasury stock, at cost, 4,211,328 and 4,272,045 shares, respectively	**(110,559)**	(111,885)
Accumulated other comprehensive loss	**(112,936)**	(101,817)
	4,924,280	4,418,483
	$ 9,459,851	$ 8,933,656

Statement of Consolidated Shareholders' Equity

(In thousands, except per-share data)

	Comprehensive Income	Series B Preferred Stock	Series C Preferred Stock	Common Stock
BALANCE AT DECEMBER 31, 1999		$ 98,387	$ 210,490	$ 168,057
Comprehensive income (loss):				
Net income	$ 713,056	–	–	–
Currency translation adjustments	(31,389)	–	–	–
Marketable securities	(397)	–	–	–
Comprehensive income	$ 681,270			
Cash dividends:				
Preferred		–	–	–
Common ($.18 per share)		–	–	–
Preferred stock repurchased		–	(2,283)	–
Common shares issued		–	–	14,579
Treasury shares purchased, net		–	–	–
BALANCE AT DECEMBER 31, 2000		98,387	208,207	182,636
Comprehensive income (loss):				
Net income	$ 723,399	–	–	–
Currency translation adjustments	(74,028)	–	–	–
Commodity hedges	12,136	–	–	–
Marketable securities	307	–	–	–
Comprehensive income	$ 661,814			
Cash dividends:				
Preferred		–	–	–
Common ($.33 per share)		–	–	–
Ten percent common stock dividend		–	–	–
Common shares issued		–	–	2,652
Treasury shares purchased, net		–	–	–
BALANCE AT DECEMBER 31, 2001		98,387	208,207	185,288
Comprehensive income (loss):				
Net income	**$ 554,329**	**–**	**–**	**–**
Currency translation adjustments	**5,328**	**–**	**–**	**–**
Commodity hedges	**(16,322)**	**–**	**–**	**–**
Marketable securities	**(125)**	**–**	**–**	**–**
Comprehensive income	**$ 543,210**			
Cash dividends:				
Preferred		**–**	**–**	**–**
Common ($.38 per share)		**–**	**–**	**–**
Five percent common stock dividend		**–**	**–**	**–**
Common shares issued		**–**	**–**	**1,240**
Conversion of Series C Preferred Stock		**–**	**(208,207)**	**7,803**
Treasury shares issued, net		**–**	**–**	**–**
Other		**–**	**–**	**–**
BALANCE AT DECEMBER 31, 2002		**$ 98,387**	**$ –**	**$ 194,331**

Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
$ 1,694,474	$ 558,721	$ (52,256)	$ (8,446)	$ 2,669,427
–	713,056	–	–	713,056
–	–	–	(31,389)	(31,389)
–	–	–	(397)	(397)
–	(19,658)	–	–	(19,658)
–	(25,258)	–	–	(25,258)
–	(330)	–	–	(2,613)
453,771	–	–	–	468,350
428	–	(17,306)	–	(16,878)
2,148,673	1,226,531	(69,562)	(40,232)	3,754,640
–	723,399	–	–	723,399
–	–	–	(74,028)	(74,028)
–	–	–	12,136	12,136
–	–	–	307	307
–	(19,601)	–	–	(19,601)
–	(48,980)	–	–	(48,980)
544,848	(544,871)	–	–	(23)
109,086	–	–	–	111,738
1,218	–	(42,323)	–	(41,105)
2,803,825	1,336,478	(111,885)	(101,817)	4,418,483
–	**554,329**	**–**	**–**	**554,329**
–	**–**	**–**	**5,328**	**5,328**
–	**–**	**–**	**(16,322)**	**(16,322)**
–	**–**	**–**	**(125)**	**(125)**
–	**(10,815)**	**–**	**–**	**(10,815)**
–	**(56,565)**	**–**	**–**	**(56,565)**
395,820	**(395,820)**	**–**	**–**	**–**
26,044	**–**	**–**	**–**	**27,284**
200,404	**–**	**–**	**–**	**–**
666	**–**	**1,326**	**–**	**1,992**
691	**–**	**–**	**–**	**691**
$ 3,427,450	**$ 1,427,607**	**$ (110,559)**	**$ (112,936)**	**$ 4,924,280**

Eleven-Year Statistical Summary

(In millions of dollars, except as otherwise indicated)

	2002	2001	2000	1999	1998
Financial data					
Oil and gas production revenues	**2,559.8**	2,823.0	2,308.9	1,159.0	773.5
Other revenues (losses)	**.1**	(13.6)	(6.9)	2.7	(0.7)
Consolidated revenues	**2,559.9**	2,809.4	2,302.0	1,161.7	772.8
Income (loss) attributable to common stock	**543.5**	703.8	693.1	186.4	(131.4)
Net cash provided by operating activities	**1,380.7**	1,905.0	1,517.4	638.2	471.5
Oil and gas capital expenditures (including acquisitions)	**1,252.6**	2,280.2	2,194.7	1,842.3	649.1
Total assets	**9,459.9**	8,933.7	7,482.0	5,502.5	3,996.1
Long-term debt	**2,158.8**	2,244.4	2,193.3	1,879.7	1,343.3
Shareholders' equity	**4,924.3**	4,418.5	3,754.6	2,669.4	1,801.8
Common shares outstanding at year-end	**151.3**	144.0	142.8	131.7	112.9
Amortization of oil and gas properties-recurring	**783.6**	760.2	547.5	415.6	359.7
Effective tax rate (benefit)	**38.3%**	39.7%	40.1%	41.7%	(31.0)%
Future cash inflows	**33,806.4**	20,584.9	39,081.9	14,951.6	6,502.7
Shareholder data					
Basic net income (loss) per common share	**3.66**	4.89	5.09	1.50	(1.16)
Cash dividends per common share	**.38**	.24	.24	.24	.24
Shareholders' equity per common share	**31.91**	28.56	24.15	17.93	15.08
Operations data					
Natural gas production (Bcf)	**394.3**	411.5	304.0	239.5	215.4
Oil, condensate and natural gas liquids production (MMbbls)	**58.9**	57.0	44.6	34.7	27.7
Total production (MMboe)	**124.6**	125.6	95.2	74.6	63.6
Average price of natural gas (per Mcf)	**2.87**	3.70	3.64	2.16	1.93
Average price of oil (per barrel)	**24.78**	23.18	27.41	18.45	12.70
Oil, condensate and NGL reserves (MMbbls):					
Proved developed	**414.4**	411.8	354.0	302.0	178.0
Proved undeveloped	**222.4**	187.6	168.5	113.2	73.0
Natural gas reserves (Bcf):					
Proved developed	**3,206.5**	3,203.8	2,664.8	1,873.7	1,450.1
Proved undeveloped	**848.1**	801.5	718.9	477.9	722.1
Total proved reserves (MMboe)	**1,312.5**	1,266.9	1,086.4	807.2	613.0
Reserve life (in years)	**10.5**	10.1	11.4	10.8	9.6

All share and per-share results have been adjusted to reflect the 5 percent and 10 percent common stock dividends declared in 2002 and 2001, respectively.

			Restated for Pooling		*As Originally Reported Before Restatement for Pooling*		
1997	1996	1995	1994	1993	1994	1993	1992
985.4	835.8	657.5	542.4	485.0	497.5	440.5	401.4
(4.4)	1.2	.3	10.0	4.9	7.9	3.4	31.1
981.0	837.0	657.8	552.4	489.9	505.4	443.9	432.5
154.9	121.4	20.2	45.6	46.8	42.8	37.3	47.8
723.8	490.5	332.1	357.8	256.0	335.6	225.1	194.4
911.4	939.9	1,133.1	524.9	564.5	482.5	543.5	199.6
4,138.6	3,432.4	2,681.5	2,036.6	1,759.2	1,879.0	1,592.4	1,218.7
1,501.4	1,235.7	1,072.1	719.0	504.3	657.5	453.0	454.4
1,729.2	1,518.5	1,091.8	891.1	868.6	816.2	785.9	475.2
107.8	104.0	89.4	80.5	80.3	71.0	70.6	54.2
358.9	296.0	288.4	249.3	192.5	224.1	170.5	153.8
40.1%	39.3%	39.0%	31.7%	34.0%	33.5%	35.9%	33.4%
8,559.9	11,427.4	6,455.7	4,101.1	3,889.0	3,564.6	3,217.0	2,798.6
1.48	1.23	.24	.57	.65	.60	.60	.88
.24	.24	.24	.24	.24	.24	.24	.24
16.05	14.60	12.22	11.07	10.82	11.50	11.14	8.77
222.2	205.3	210.6	176.4	131.6	155.9	110.6	96.0
25.2	20.2	19.1	14.5	13.8	13.6	12.8	12.6
62.2	54.4	54.2	43.9	35.7	39.6	31.2	28.6
2.28	2.03	1.58	1.78	1.96	1.83	2.06	1.83
19.24	20.94	17.21	15.76	16.76	15.77	16.80	18.16
203.1	183.2	137.5	100.0	92.6	89.4	79.4	73.1
70.7	52.1	32.8	10.6	10.4	10.5	10.3	7.6
1,554.3	1,435.3	1,298.5	1,184.9	983.7	910.3	720.7	585.4
317.5	190.0	203.4	131.2	141.9	106.0	127.5	57.9
585.7	506.2	420.6	330.0	290.6	269.3	231.1	187.9
9.4	9.3	7.8	7.5	8.1	6.8	7.4	6.6

Oil and Gas Reserve Information

Proved oil and gas reserve quantities are based on estimates prepared by Apache's engineers in accordance with guidelines established by the SEC. The company's estimates of proved reserve quantities of its U.S., Canadian and international properties are subject to review by Ryder Scott Company, L.P. Petroleum Consultants, independent petroleum engineers.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact.

(Thousands of barrels)

	Crude Oil, Condensate and Natural Gas Liquids					
	United States	Canada	Egypt	Australia	Other Int'l	Total
Proved developed reserves:						
December 31, 1999	186,962	50,401	30,719	33,887	–	301,969
December 31, 2000	232,361	66,484	26,028	29,124	–	353,997
December 31, 2001	230,017	76,250	59,188	45,628	699	411,782
December 31, 2002	**240,880**	**89,554**	**51,162**	**31,746**	**1,033**	**414,375**
Total proved reserves:						
Balance December 31,1999	238,657	83,043	39,076	54,466	–	415,242
Extensions, discoveries and other additions	36,681	6,589	9,168	6,074	–	58,512
Purchases of minerals in-place	60,519	29,514	–	–	–	90,033
Revisions of previous estimates	2,655	159	1,012	429	–	4,255
Production	(22,894)	(5,828)	(10,155)	(5,691)	–	(44,568)
Sales of properties	(914)	(87)	–	–	–	(1,001)
Balance December 31, 2000	314,704	113,390	39,101	55,278	–	522,473
Extensions, discoveries and other additions	54,533	21,121	17,121	12,320	–	105,095
Purchases of minerals in-place	6,728	35,298	36,465	–	1,099	79,590
Revisions of previous estimates	(7,943)	814	2,621	–	–	(4,508)
Production	(24,157)	(9,916)	(14,322)	(8,595)	(42)	(57,032)
Sales of properties	(22,428)	(23,802)	–	–	–	(46,230)
Balance December 31, 2001	321,437	136,905	80,986	59,003	1,057	599,388
Extensions, discoveries and other additions	**20,082**	**31,366**	**18,227**	**4,221**	**11,793**	**85,689**
Purchases of minerals in-place	**7,109**	**5,055**	**–**	**–**	**–**	**12,164**
Revisions of previous estimates	**6,630**	**159**	**(8,140)**	**106**	**40**	**(1,205)**
Production	**(21,790)**	**(9,846)**	**(15,977)**	**(11,082)**	**(225)**	**(58,920)**
Sales of properties	**(46)**	**–**	**(305)**	**–**	**–**	**(351)**
Balance December 31, 2002	**333,422**	**163,639**	**74,791**	**52,248**	**12,665**	**636,765**

(Millions of cubic feet) *(Thousand barrels of oil equivalent)*

Natural Gas						
United States	Canada	Egypt	Australia	Other Int'l	Total	Mboe Total
1,004,844	397,704	106,830	364,369	–	1,873,747	614,260
1,579,865	660,334	93,205	331,390	–	2,664,794	798,129
1,407,561	1,148,516	338,707	307,509	1,524	3,203,817	945,751
1,444,677	**1,255,068**	**246,529**	**256,790**	**3,469**	**3,206,533**	**948,797**
1,214,887	407,053	156,049	573,589	–	2,351,578	807,172
154,489	94,792	32,967	55,195	–	337,443	114,752
736,079	246,360	–	–	–	982,439	253,773
32,414	(8,397)	2,966	(6)	–	26,977	8,751
(199,362)	(47,758)	(17,371)	(39,489)	–	(303,980)	(95,231)
(10,454)	(333)	–	–	–	(10,787)	(2,799)
1,928,053	691,717	174,611	589,289	–	3,383,670	1,086,418
166,307	281,037	52,938	25,084	–	525,366	192,656
34,827	512,927	247,302	–	2,969	798,025	212,594
(61,522)	8,391	13,392	–	–	(39,739)	(11,131)
(224,600)	(108,925)	(35,010)	(42,684)	(236)	(411,455)	(125,608)
(167,271)	(83,265)	–	–	–	(250,536)	(87,986)
1,675,794	1,301,882	453,233	571,689	2,733	4,005,331	1,266,943
102,050	**70,066**	**6,123**	**28,943**	**3,355**	**210,537**	**120,779**
154,459	**66,113**	**–**	**–**	**–**	**220,572**	**48,926**
37,944	**20,900**	**(37,480)**	**22**	**37**	**21,423**	**2,366**
(183,708)	**(120,210)**	**(44,769)**	**(42,998)**	**(2,656)**	**(394,341)**	**(124,644)**
(2,446)	**–**	**(6,440)**	**–**	**–**	**(8,886)**	**(1,832)**
1,784,093	**1,338,751**	**370,667**	**557,656**	**3,469**	**4,054,636**	**1,312,538**

Future Net Cash Flows

Future cash inflows are based on year-end oil and gas prices except in those instances where future natural gas or oil sales are covered by physical contract terms providing for higher or lower amounts. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves, net of income tax expense. Income tax expense has been computed using expected future tax rates and giving effect to tax deductions and credits available, under current laws, and which relate to oil and gas producing activities. This information does not purport to present the fair market value of the company's oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used.

(In thousands)

	United States	Canada[1]	Egypt	Australia	Other International	Total
2002						
Cash inflows	**$ 17,550,514**	**$ 9,597,042**	**$ 3,820,016**	**$ 2,436,477**	**$ 402,311**	**$ 33,806,360**
Production and development costs	**(5,104,900)**	**(2,267,595)**	**(922,965)**	**(698,600)**	**(81,505)**	**(9,075,565)**
Income tax expense	**(3,875,478)**	**(2,288,073)**	**(963,906)**	**(482,883)**	**(59,164)**	**(7,669,504)**
Net cash flows	**8,570,136**	**5,041,374**	**1,933,145**	**1,254,994**	**261,642**	**17,061,291**
10 percent discount rate	**(4,170,620)**	**(2,633,601)**	**(651,524)**	**(373,032)**	**(80,894)**	**(7,909,671)**
Discounted future net cash flows [2]	**$ 4,399,516**	**$ 2,407,773**	**$ 1,281,621**	**$ 881,962**	**$ 180,748**	**$ 9,151,620**
2001						
Cash inflows	$ 10,424,737	$ 5,468,028	$ 2,831,285	$ 1,838,437	$ 22,381	$ 20,584,868
Production and development costs	(4,071,024)	(1,871,840)	(871,257)	(571,188)	(17,321)	(7,402,630)
Income tax expense	(1,417,677)	(851,971)	(683,856)	(345,392)	–	(3,298,896)
Net cash flows	4,936,036	2,744,217	1,276,172	921,857	5,060	9,883,342
10 percent discount rate	(2,286,959)	(1,337,536)	(427,744)	(286,696)	(946)	(4,339,881)
Discounted future net cash flows [2]	$ 2,649,077	$ 1,406,681	$ 848,428	$ 635,161	$ 4,114	$ 5,543,461
2000						
Cash inflows	$ 26,652,689	$ 8,865,939	$ 1,430,178	$ 2,133,073	$ –	$ 39,081,879
Production and development costs	(5,549,309)	(1,343,831)	(298,711)	(651,151)	–	(7,843,002)
Income tax expense	(7,132,257)	(2,194,511)	(375,112)	(385,953)	–	(10,087,833)
Net cash flows	13,971,123	5,327,597	756,355	1,095,969	–	21,151,044
10 percent discount rate	(6,148,566)	(2,478,102)	(238,985)	(337,741)	–	(9,203,394)
Discounted future net cash flows [2]	$ 7,822,557	$ 2,849,495	$ 517,370	$ 758,228	$ –	$ 11,947,650

(1) Included in the estimated future net cash flows are Canadian provincial tax credits expected to be realized beyond the date at which the legislation, under its provisions, could be repealed. To date, the Canadian provincial government has not indicated an intention to repeal this legislation.
(2) Estimated future net cash flows before income tax expense, discounted at 10 percent per annum, totaled approximately $13.2 billion, $7.4 billion and $17.7 billion as of December 31, 2002, 2001 and 2000, respectively.

Shareholder Information

Stock data

	Price Range*		Dividends per Share*	
	High	Low	Declared	Paid
2002				
First Quarter	$55.43	$42.25	$0.095	$0.095
Second Quarter	57.23	50.07	0.095	0.095
Third Quarter	57.13	42.92	0.095	0.095
Fourth Quarter	57.75	47.09	0.095	0.095
2001				
First Quarter	$63.10	$46.93	—	—
Second Quarter	57.84	41.60	—	—
Third Quarter	47.09	33.12	0.242	—
Fourth Quarter	47.73	35.14	0.095	0.242

(*) Prices were obtained from the New York Stock Exchange Composite Transactions Reporting System. However, the 2001 per-share prices and dividends were adjusted to reflect the 10 percent common stock dividend paid in 2002 and the 5 percent stock dividend to be paid in 2003, and the 2002 per-share prices and dividends were adjusted to reflect the 5 percent common stock dividend to be paid in 2003.

The Company has paid cash dividends on its common stock for 36 consecutive years through December 31, 2002. During 2000, the Company changed the dividend payment schedule on its common stock from a quarterly basis to an annual basis; however, during 2001, the company implemented a return to a quarterly dividend payment schedule beginning in 2002. Future dividend payments will depend upon the Company's level of earnings, financial requirements and other relevant factors. Apache common stock is listed on the New York and Chicago stock exchanges (symbol APA). At December 31, 2002, the company's shares of common stock outstanding were held by approximately 8,000 shareholders of record and 104,000 beneficial owners. Also listed on the New York Stock Exchange are:

- the company's 9.25% notes, due 2002 (symbol APA 02)
- Apache Finance Canada's 7.75% notes, due 2029 (symbol APA 29)

Corporate Offices
One Post Oak Central
2000 Post Oak Boulevard
Suite 100
Houston, Texas 77056-4400
(713) 296-6000

Independent Public Accountants
Ernst & Young LLP
Five Houston Center, Suite 1200
1401 McKinney
Houston, Texas 77010-2007

Stock Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
Attention: Shareholder Services
P.O. Box 64854
South St. Paul, Minnesota 55164-0854
(651) 450-4064 or (800) 468-9716

Communications concerning the transfer of shares, lost certificates, dividend checks, duplicate mailings or change of address should be directed to the stock transfer agent.

Dividend Reinvestment Plan
Shareholders of record may invest their dividends automatically in additional shares of Apache common stock at the market price. Participants may also invest up to an additional $5,000 in Apache shares each quarter through this service. All bank service fees and brokerage commissions on purchases are paid by Apache. A prospectus describing the terms of the Plan and an authorization form may be obtained from the company's stock transfer agent, Wells Fargo Bank Minnesota, N.A.

Annual Meeting
Apache will hold its annual meeting of shareholders on Thursday, May 1, 2003, at 10 a.m. in the Ballroom, Doubletree Hotel at Post Oak, 2001 Post Oak Boulevard, Houston, Texas. Apache plans to web cast the annual meeting live; connect through the Apache web site: http://www.apachecorp.com

Stock Held in "Street Name"
The company maintains a direct mailing list to ensure that shareholders with stock held in brokerage accounts receive information on a timely basis. Shareholders wanting to be added to this list should direct their requests to Apache's Public and International Affairs Department, 2000 Post Oak Boulevard, Suite 100, Houston, Texas 77056-4400, by calling (713) 296-6157 or by registering on Apache's Web site at http://www.apachecorp.com/info_request.htm.

Form 10-K Request
Shareholders and other persons interested in obtaining, without cost, a copy of the company's Form 10-K filed with the Securities and Exchange Commission may do so by writing to Cheri L. Peper, Corporate Secretary, 2000 Post Oak Boulevard, Suite 100, Houston Texas, 77056-4400.

Investor Relations
Shareholders, brokers, securities analysts or portfolio managers seeking information about the company are welcome to contact Robert J. Dye, Vice President of Investor Relations, at (713) 296-6662. Members of the news media and others seeking information about the company should contact Apache's Public and International Affairs Department at (713) 296-6107.

Web site: http://www.apachecorp.com

Design: John Weaver Design\Houston, Texas, Photography: Jeff Heger Photography, Photos on cover and page 14 © BP plc 2003, Photo on page 11 courtesy of Transocean Inc., Printer: Western Lithograph

Apache Corporation

One Post Oak Central
2000 Post Oak Boulevard
Suite 100
Houston, Texas 77056-4400

Web site: http://www.apachecorp.com

This annual report contains certain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995, including, without limitation, expectations, beliefs, plans and objectives regarding Apache's capital expenditures and exploration and development plans, and the future prices of crude oil and natural gas. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are delays and difficulties in completing acquisitions and developing currently owned properties, the failure of exploratory drilling to result in commercial wells, delays due to the limited availability of drilling equipment and personnel, fluctuations in oil and gas prices, general economic conditions and the risk factors detailed from time to time in Apache's periodic reports and registration statements filed with the Securities and Exchange Commission.